UNITED STATES
SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM SD Specialized Disclosure Report

FREESCALE SEMICONDUCTOR, LTD.
(Exact name of registrant as specified in its charter)

BERMUDA	001-35184	98-0522138
(State or other jurisdiction or incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

6501 William Cannon Drive West Austin, Texas		78735
(Address of principal executive offices)		(Zip Code)

Jennifer B. Wuamett (512) 895-8855
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1—Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
This Form SD of Freescale Semiconductor, Ltd. (the “Company”) is filed to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, (the “Rule”) for the reporting period January 1, 2013 to December 31, 2013.
The Company has determined that during 2013 it manufactured and contracted to manufacture products as to which conflict minerals, as defined under the Rule, are necessary to the functionality or production. The Company has conducted a good faith reasonable country of origin inquiry (the “RCOI”) regarding those conflict minerals reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) or are from recycled or scrap sources. Based on the RCOI, the Company has reason to believe that conflict minerals necessary to the functionality or production of its products may have originated in the Covered Countries and has reason to believe that they may not be from recycled or scrap sources. The Company’s RCOI procedures were incorporated into the due diligence measures required under the Rule and are described in more detail in the Company’s Conflict Minerals Report filed as Exhibit 1.02 hereto.
Conflict Minerals Disclosure
A copy of the Company’s Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD is provided as Exhibit 1.01 and is publicly available at http://investors.freescale.com under the "Conflict Minerals Disclosure" section.
Item 1.02 Exhibit
As specified in Section 2, Item 2.01 of this Form SD, the Company is filing its Conflict Minerals Report as Exhibit 1.01 to this report.
Section 2—Exhibits
Item 2.01 Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report of Freescale Semiconductor, Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Freescale Semiconductor, Ltd.
(Registrant)

By:	/s/ JENNIFER B. WUAMETT	May 30, 2014
	Jennifer B. Wuamett	(Date)
Senior Vice President, General Counsel and Secretary